

August 14, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> Re: **China Recycling Energy Corporation**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed July 18, 2013**
>   **Response dated August 5, 2013**
>   **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your response dated April 8, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 51

15. Convertible Notes Payable and Revolving Financing Agreement, page 71

Convertible Note Agreement with China Cinda, page 73

1. We reviewed your response to the comment in our letter dated July 25, 2013. We understand that the conversion feature of the notes was eliminated at the time of

execution of supplemental agreement, the elimination of the conversion feature was recognized during the quarter ended March 31, 2012 and you did not revise your financial statements for the year ended December 31, 2011 since the correcting adjustment was not material to your financial position and results of operations for that year. However, it appears that the impact of adjustment to the fair value of the conversion feature liability had a material impact on your results of operations for the year ended December 31, 2012. As such, please provide us with your materiality analysis for the year ended December 31, 2012 and summarize in detail why the adjustment to the fair value of the conversion feature liability should not be recognized during the year in which the supplemental agreement was executed in light of the results of your materiality analysis.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief